Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Dreyfus BNY Mellon Funds, Inc.:

We consent to the use of our reports dated December 30, 2015, with respect to the financial statements of Dreyfus Alternative Diversifier Strategies Fund, Dreyfus Select Managers Long/Short Fund, Dreyfus Global Emerging Markets Fund, Dreyfus Yield Enhancement Strategy Fund and Dreyfus Emerging Markets Debt U.S. Dollar Fund, each a series of Dreyfus BNY Mellon Funds, Inc., as of October 31, 2015, incorporated herein by reference and to the references to our firm under the headings "Financial Highlights" in the Prospectuses and "Counsel and Independent Registered Public Accounting Firm" in the Statement of Additional Information.

/s/ KPMG LLP

New York, New York
February 29, 2016